SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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SAPIENS ANNOUNCES Q3 2007 RESULTS

Company Reports Fourth Consecutive Quarter of Operational Profit

Cary, N.C. – November 14, 2007 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Emblaze/Formula Group (LSE:BLZ.L) (NASDAQ: FORTY and TASE: FORT), announces today its results of operations for the third quarter of 2007.

Financial Highlights

•

Fourth consecutive quarter of Operational Profit

•

Completion of final proceeds of $20 million private placement

U.S. GAAP

•

Q3 2007 Operating Profit increased to $185,000, up from Q3 2006 Operating Loss of $210,000

•

Q3 2007 Net Loss reduced significantly to $288,000, down from Q3 2006 Net Loss of $623,000, the Company's net results of operations would have been break-even, absent the devaluation of the US Dollar against the New Israeli Shekel

Non-GAAP

•

Q3 2007 Operating Profit of $445,000, a significant improvement over the Q2 2007 Operating Loss of  $57,000

•

Net results of operations in Q3 2007 are break-even, an improvement of over $900,000 from Q2 2007

U.S. GAAP results include amortization of capitalized software developments, capitalization of software development costs, and stock-based compensation expenses.

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table.  For a complete reconciliation, please refer to the tables at the end of this release.

U.S. Dollars in thousands, except per share amounts
U.S. GAAP	Q3 2007	Q2 2007	Q3 2006
Revenues	10,532	10,680	11,302
Operating profit (loss)	185	162	(210)
Net loss	(288)	(715)	(623)
Basic and diluted profit (loss) per share	(0.01)	(0.05)	(0.05)

Non-GAAP	Q3 2007	Q2 2007	Q3 2006
Revenues	10,532	10,680	11,302
Operating profit (loss)	445	(57)	(162)
Net loss	(28)	(934)	(575)
Basic and diluted profit (loss) per share	0.00	(0.06)	(0.04)

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Operational Highlights

•

Launch of solution for Israeli pension funds, first customer to be Helman Aldubi

•

Signed approximately $2.0 million with an existing UK customer for license and migration services

•

Alliances with new partners in the US to increase sales

•

Improvement of internal processes and utilization worldwide, at all offices, to streamline with new focus

Roni Al-Dor, President and CEO, commented "We proudly report our fourth consecutive quarter of operational profit. With the $20 million private placement behind us, and our new CFO and new VP of R&D firmly in place, we are ready to expand and grow. I am particularly excited by, and proud of, our existing customers who have entered into new agreements with us for the porting and migration of the Sapiens solution to new platforms. We will capitalize on our unique position to grow with our existing customers and to capture new customers in the multi-billion dollar insurance markets."

Comment Regarding Non-GAAP

Sapiens' management believes that the presentation of Non-GAAP measures can enhance the understanding of the company’s ongoing economic performance, and provides useful information to investors regarding financial and business trends relating to the company’s financial condition and results of operations. Sapiens therefore uses internally the Non-GAAP information to evaluate and manage the Company’s operations.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Sapiens believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Sapiens' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Sapiens' results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of GAAP to Non-GAAP Results at the end of this release.

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FOR ADDITIONAL INFORMATION:

Roni Giladi

Roni Al-Dor

Chief Financial Officer

Chief Executive Officer

Sapiens International

Sapiens International

Tel: +972-8-938-2721

Tel: +972-8-938-2721

E-mail: IR.Sapiens@sapiens.com

E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY  and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Prudential, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	9/30/2007	12/31/2006
	(Unaudited)	(Audited)

Assets

Cash and cash equivalents	$ 16,624	$ 3,108
Short-term investments	42	32
Trade receivables, net	10,228	11,010
Other current assets	1,913	1,689
Total current assets	28,807	15,839

Property and equipment, net	1,279	1,495
Other assets, net	28,557	28,285

Total assets	$ 58,643	$ 45,619

Liabilities and shareholders' equity

Short-term bank credit and current maturities
of long-term debt and convertible debentures	$ 9,695	$ 15,603
Trade payables	1,134	2,019
Other liabilities and accrued expenses	8,770	7,370
Deferred revenue	5,591	3,463
Total current liabilities	25,190	28,455

Long-term debt and other long-term liabilities	1,808	1,439
Convertible debentures and warrants	9,148	11,796
Shareholders' equity	22,497	3,929

Total liabilities and shareholders' equity	$ 58,643	$ 45,619

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the nine months ended
	9/30/2007	9/30/2006	9/30/2007	9/30/2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Products	$ 1,137	$ 2,179	$ 5,036	$ 8,030
Consulting and other services	$ 9,395	9,123	27,183	25,068
Total revenues	10,532	11,302	32,219	33,098

Cost of revenues
Products	$ 519	1,471	3,052	4,993
Consulting and other services	$ 6,054	5,799	17,446	16,489
Total cost of revenues	6,573	7,270	20,498	21,482

Gross Profit	3,959	4,032	11,721	11,616

Operating expenses
Research and development, net	$ 703	682	1,679	1,968
Selling, marketing, general and administrative	$ 3,071	3,535	9,336	10,304
Restructuring expenses	$ -	25	210	681

Operating Profit (Loss)	185	(210)	496	(1,337)

Financial expenses, net	$ (515)	(372)	(1,631)	(1,586)
Other income (expenses), net (b)	$ 42	(41)	(273)	(135)

Net Loss	$ 288	$ 623	$ 1,408	$ 3,058

Basic and diluted loss per share (c)	$ 0.01	$ 0.05	$ 0.08	$ 0.24

Weighted average shares used to compute basic and diluted loss per share (c)	20,853	13,707	17,095	12,909

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SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP Results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the nine months ended
	9/30/2007	9/30/2006	9/30/2007	9/30/2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP operating profit (loss)	185	(210)	496	(1,337)
Amortization of capitalized software developments	1,059	1,172	3,127	3,404
Capitalization of software developments	(849)	(1,124)	(3,324)	(3,553)
Stock-based compensation	50	-	87	-
Total adjustments to GAAP	260	48	(110)	(149)
Non-GAAP operating profit (loss)	445	(162)	386	(1,486)

GAAP net income (loss)	(288)	(623)	(1,408)	(3,058)
Total adjustments to GAAP as above	260	48	(110)	(149)
Non-GAAP net income (loss)	(28)	(575)	(1,518)	(3,207)

Non-GAAP basic and diluted profit (loss) per share (c)	0.00	(0.04)	(0.09)	(0.25)
Weighted average shares used to compute basic and diluted profit (loss) per share (c)	20,853	13,707	17,095	12,909

Reconciliation of GAAP to Non-GAAP Results for First Three Quarters of 2007

	For the three months ended
	9/30/2007	6/30/2007	3/31/2007
	(Unaudited)	(Unaudited)	(Unaudited)
GAAP operating profit (loss)	185	162	149
Amortization of capitalized software developments	1,059	885	1,183
Capitalization of software developments	(849)	(1,134)	(1,341)
Stock-based compensation	50	30	7
Total adjustments to GAAP	260	(219)	(151)
Non-GAAP operating profit (loss)	445	(57)	(2)

GAAP net income (loss)	(288)	(715)	(405)
Total adjustments to GAAP as above	260	(219)	(151)
Non-GAAP net income (loss)	(28)	(934)	(556)
Non-GAAP basic and diluted profit (loss) per share (c)	0.00	(0.06)	(0.04)
Weighted average shares used to compute basic and diluted profit (loss) per share (c)	20,853	15,514	14,854

Note

a: Certain prior year's amounts have been reclassified and corrected to conform with current year presentation

b: Includes taxes, equity losses and minority interest

c: Due to the net loss in 2006 and 2007 the inclusion of dilutive securities would be antidilutive.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  November 14, 2007

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary